EXHIBIT 12.2
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Six months ended June 30, (in millions, except ratios)	2018
Excluding interest on deposits
Income before income tax expense	$21,234
Fixed charges:
Interest expense	7,367
One-third of rents, net of income from subleases (a)	269
Total fixed charges	7,636
Add: Equity in undistributed income of affiliates	128
Income before income tax expense and fixed charges, excluding capitalized interest	$28,998
Fixed charges, as above	$7,636
Preferred stock dividends (pre-tax)	1,017
Fixed charges including preferred stock dividends	$8,653
Ratio of earnings to fixed charges and preferred stock dividend requirements	3.35
Including interest on deposits
Fixed charges including preferred stock dividends, as above	$8,653
Add: Interest on deposits	2,400
Total fixed charges including preferred stock dividends and interest on deposits	$11,053
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$28,998
Add: Interest on deposits	2,400
Total income before income tax expense, fixed charges and interest on deposits	$31,398
Ratio of earnings to fixed charges and preferred stock dividend requirements	2.84

(a)	The proportion deemed representative of the interest factor.